EXHIBIT 99.1

Endeavour Silver To Suspend Operations at the El Cubo Mine in Mexico

VANCOUVER, British Columbia, Nov. 21, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) announces that based on an updated review of the reserves and resources, which are now exhausted, the Company will suspend operations at the El Cubo underground mine in Guanajuato, Mexico.  All employees will be laid off and the mine, plant and tailings facilities will be placed on short term care and maintenance while management conducts an evaluation of the alternatives including final closure.

Mining operations will cease on November 30, 2019 and milling operations will continue for approximately one week until the ore stockpile has been processed and the mill cleaned of concentrates. Suspension costs are estimated to be approximately $3.5-4.0 million, primarily in Q4, 2019 including final severance payments for all employees.

Following suspension of the operations, Company and contract personnel will continue to maintain the security of the mine, plant and tailings facilities until final closure is completed. Management will evaluate alternatives for the plant and related facilities including moving certain components to development projects such as Terronera and Parral to reduce their future capital costs. The mining equipment will be relocated to Endeavour’s other operating mines, particularly Bolanitos, to help facilitate increasing the mine output to fill the plants to their capacities.

Bradford Cooke, Endeavour CEO commented, “El Cubo was a good mine for us but our exploration programs in recent years failed to replace reserves and find new resources.  We reduced the plant throughput this year in order to explore for new reserves but without success. As forecasted, grades and throughput have been declining all year, which resulted in declining economics of the mine in recent months.”

“We have started preparations to transition the mine from operations to care and maintenance while we evaluate final closure and will work closely with our employees and the local community to mitigate the impact of the suspension. We would like to thank our employees, contractors and business partners who helped to make El Cubo a core asset in recent years.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 and beyond, including changes in mining operations and production levels, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, suspension of mining operations and transitioning to care and maintenance and closure, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, costs and risks of suspension of mining operations and transitioning to care and maintenance and closure, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: costs and risks of suspension of mining operations and transitioning to care and maintenance and closure, the continued operation of the Company’s other mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.